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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ATS Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

002083103

(CUSIP Number)

Hilary Strain

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 002083103	13D	Page 2 of 10 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta Partners VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 11,760,000 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,760,000 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,760,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Alta Partners VIII, L.P. (“APVIII”), Alta Partners Management VIII, LLC (“APMVIII”), Farah Champsi (“FC”), Guy Nohra (“GN”) and Daniel Janney (“DJ”) (collectively, the “Filing Persons”).  The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of 11,760,000 shares of Common Stock held of record by APVIII.  Of the total Common Stocks reported, 9,800,000 shares were previously acquired and the additional 1,960,000 shares was acquired through the exercise of warrants.  APVIII has sole voting and dispositive control over the foregoing shares of Common Stock except that APMVIII, the general partner of APVIII, and Farah Champsi, Guy Nohra and Daniel Janney, the managing directors of APMVIII, may be deemed to share the power to direct the voting and dispositive control over such stock.

(3)  Based on an estimated 62,064,210 shares of Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2008 by the Issuer.

CUSIP NO. 002083103	13D	Page 3 of 10 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta Partners Management VIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,760,000 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,760,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,760,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.0% (3)
14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by Alta Partners VIII, L.P. (“APVIII”), Alta Partners Management VIII, LLC (“APMVIII”), Farah Champsi (“FC”), Guy Nohra (“GN”) and Daniel Janney (“DJ”) (collectively, the “Filing Persons”).  The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of 11,760,000 shares of Common Stock held of record by APVIII.  Of the total Common Stocks reported, 9,800,000 shares were previously acquired and the additional 1,960,000 shares was acquired through the exercise of warrants.  APVIII has sole voting and dispositive control over the foregoing shares of Common Stock except that APMVIII, the general partner of APVIII, and Farah Champsi, Guy Nohra and Daniel Janney, the managing directors of APMVIII, may be deemed to share the power to direct the voting and dispositive control over such stock.

(3)  Based on an estimated 62,064,210 shares of Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2008 by the Issuer.

CUSIP NO. 002083103	13D	Page 4 of 10 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Farah Champsi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,760,000 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,760,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,760,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by Alta Partners VIII, L.P. (“APVIII”), Alta Partners Management VIII, LLC (“APMVIII”), Farah Champsi (“FC”), Guy Nohra (“GN”) and Daniel Janney (“DJ”) (collectively, the “Filing Persons”).  The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of 11,760,000 shares of Common Stock held of record by APVIII.  Of the total Common Stocks reported, 9,800,000 shares were previously acquired and the additional 1,960,000 shares was acquired through the exercise of warrants.  APVIII has sole voting and dispositive control over the foregoing shares of Common Stock except that APMVIII, the general partner of APVIII, and Farah Champsi, Guy Nohra and Daniel Janney, the managing directors of APMVIII, may be deemed to share the power to direct the voting and dispositive control over such stock.

(3)  Based on an estimated 62,064,210 shares of Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2008 by the Issuer.

CUSIP NO. 002083103	13D	Page 5 of 10 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Guy Nohra
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 24,327 (4)
	8.	Shared Voting Power 11,760,000 (2)
	9.	Sole Dispositive Power 24,327
	10.	Shared Dispositive Power 11,760,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,784,327 (2) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by Alta Partners VIII, L.P. (“APVIII”), Alta Partners Management VIII, LLC (“APMVIII”), Farah Champsi (“FC”), Guy Nohra (“GN”) and Daniel Janney (“DJ”) (collectively, the “Filing Persons”).  The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of 11,760,000 shares of Common Stock held of record by APVIII.  Of the total Common Stocks reported, 9,800,000 shares were previously acquired and the additional 1,960,000 shares was acquired through the exercise of warrants.  APVIII has sole voting and dispositive control over the foregoing shares of Common Stock except that APMVIII, the general partner of APVIII, and Farah Champsi, Guy Nohra and Daniel Janney, the managing directors of APMVIII, may be deemed to share the power to direct the voting and dispositive control over such stock.

(3)  Based on an estimated 62,064,210 shares of Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2008 by the Issuer.

(4) Guy Nohra received a Restricted Stock Unit (“RSU”) for 3,000 shares of Common Stock upon becoming a Director of the Issuer on June 28, 2007.  Mr. Nohra also received another RSU for 21,327 shares of Common Stock on May 8, 2008.  The RSU is convertible into Common Stock of the Issuer on a 1-for-1 basis and it vests in full upon the second anniversary of the grant of the award.

CUSIP NO. 002083103	13D	Page 6 of 10 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Daniel Janney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,760,000 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,760,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,760,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by Alta Partners VIII, L.P. (“APVIII”), Alta Partners Management VIII, LLC (“APMVIII”), Farah Champsi (“FC”), Guy Nohra (“GN”) and Daniel Janney (“DJ”) (collectively, the “Filing Persons”).  The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of 11,760,000 shares of Common Stock held of record by APVIII.  Of the total Common Stocks reported, 9,800,000 shares were previously acquired and the additional 1,960,000 shares was acquired through the exercise of warrants.  APVIII has sole voting and dispositive control over the foregoing shares of Common Stock except that APMVIII, the general partner of APVIII, and Farah Champsi, Guy Nohra and Daniel Janney, the managing directors of APMVIII, may be deemed to share the power to direct the voting and dispositive control over such stock.

(3)  Based on an estimated 62,064,210 shares of Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2008 by the Issuer.

CUSIP NO. 002083103	13D	Page 7 of 10 Pages

Introductory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed to amend the initial statement on Schedule 13D relating to the common stock, par value $0.001 per share, of ATS Medical, Inc, a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2007 (the “Original Schedule 13D”).  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The aggregate purchase price of the securities reported hereby was approximately $19,649,000 million.  APVIII received the funds used to purchase such securities from capital contributions made to APVIII by its partners and members for investment purposes.”

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“On June 26, 2008, APVIII exercised all of its warrants in exchange for 1,960,000 shares of Common Stock at the price of $1.65 per share.  APVIII received the funds used to purchase such securities from capital contributions made to APVIII by its partners and members for investment purposes.

On June 19, 2007, the Issuer entered into a Common Stock and Warrant Purchase Agreement (the “Agreement”) with APVIII, pursuant to which the Issuer agreed to issue to APVIII an aggregate of 9,800,000 shares of Common Stock.  In addition, the Issuer agreed to issue to APVIII a seven year warrant (the “Warrant”) to purchase up to 1,960,000 shares of Common Stock, subject to the approval of the Issuer’s shareholders at the Issuer’s 2008 annual meeting (or any subsequent annual meeting) at an exercise price of $1.65 per share.  Pursuant to the terms of the Purchase Agreement, APVIII agreed to pay $1.65 per share for the purchase of the Common Stock and $0.125 per underlying share of the purchse of the Warrant.  The transaction closed on June 28, 2007.  The warrant was exercised on June 26, 2008 as described above.

In each instance described above, the Fund acquired the securities for investment purposes.

Subject to the foregoing, none of the Reporting Person have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to  propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or it subsidiaries, or other transactions which might have the effect of  causing the Common Stock to become eligible for termination of registration under Section 12 (g) of the Securities and Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.”

CUSIP NO. 002083103	13D	Page 8 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D is hereby amended and restated in their entirety to read as follows:

“(a) and (b)

As of the date hereof, APVIII beneficially owns 11,760,000 shares of Common Stock (representing 19.0% of the Issuer’s Common Stock), and exercises sole voting and dispositive power over such shares, except to the extent set forth below.

As of the date hereof, APMVIII, the general partner of APVIII, beneficially owns 11,760,000 shares of Common Stock (representing 19.0% of the Issuer’s Common Stock).  APMVIII may be deemed to share the power to direct the voting and dispositive control over 11,760,000 shares held by APVIII.

As of the date hereof, Farah Champsi, a managing director of APMVIII, beneficially owns an aggregate of 11,760,000 shares of Common Stock (representing 19.0% of the Issuer’s Common Stock).  Ms. Champsi may be deemed to share the power to direct the voting and dispositive control over 11,760,000 shares held by APVIII.

As of the date hereof, Daniel Janney, a managing director of APMVIII, beneficially owns an aggregate of 11,760,000 shares of Common Stock (representing 19.0% of the Issuer’s Common Stock).  Mr. Janney may be deemed to share the power to direct the voting and dispositive control over 11,760,000 shares held by APVIII.

As of the date hereof, Guy Nohra, a managing director of APMVIII, beneficially owns an aggregate of 11,760,000 shares of Common Stock (representing 19.0% of the Issuer’s Common Stock).  Mr. Nohra may be deemed to share the power to direct the voting and dispositive control over 11,760,000 shares held by APVIII.  Mr. Nohra also has sole voting and dispositive power over restricted stock units for 24,327 shares of Common Stock.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“Guy Nohra, a Managing Director, is a member of the Issuer’s board of directors.

Other than as described in this Schedule 13D (including pursuant to the Purchase Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Statement

CUSIP NO. 002083103	13D	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 2008

ALTA PARTNERS VIII, L.P.

By Alta Partners Management VIII, LLC

Its General Partner

By:               /s/ Guy Nohra

Guy Nohra, Managing Director

ALTA PARTNERS MANAGEMENT VIII, LLC

By:              /s/ Guy Nohra

Guy Nohra, Managing Director

               /s/ Farah Champs

Farah Champs

               /s/ Guy Nohra

Guy Nohra

              /s/ Daniel Janney

Daniel Janney

CUSIP NO. 002083103	13D	Page 10 of 10 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is filed on behalf of each of us.

Date: July 1, 2008

ALTA PARTNERS VIII, L.P.

By Alta Partners Management VIII, LLC

Its General Partner

By:                    /s/ Guy Nohra

Guy Nohra, Managing Director

ALTA PARTNERS MANAGEMENT VIII, LLC

By:                   /s/ Guy Nohra

Guy Nohra, Managing Director

               /s/ Farah Champs

Farah Champs

              /s/ Guy Nohra

Guy Nohra

             /s/ Daniel Janney

Daniel Janney